UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: January 19, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Announces Senior Management Change

SHENZHEN, China, December 30, 2011 – Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of education services in China, announced today that, it has accepted the resignation of Mr. Jerry He as its Chief Executive Officer. Jerry’s decision to resign from Noah is due to personal reasons and will be effective January 1, 2012. Mr. Dong Xu, Chairman of the Board of Directors and Chief Strategy Officer will act as CEO on an interim basis while the board evaluates alternatives to fill the role on permanent basis.

Moreover, Mr. Qicai Du, the general manager of Wentai Education, has been appointed as director, effective January 1, 2012.

Mr. Xu said, “On behalf of the Board, I would like to thank Jerry for his leadership, dedication and contribution to Noah as the Company has undergone a successful transformation into an education services company and achieved a turnaround to profitability. Beginning as executive vice president in 2009, and continuing through periods of the Company’s structural changes and economic crisis, Jerry has been integral in creating an education service platform poised for continued growth. Looking ahead, I believe that the recent changes that we have made to the Company’s strategy, management and operational structure have put us in an excellent position to move forward. I am confident that with the strong team that we already have in place, allied to the planned senior recruitment, we will continue to achieve our goals of returning to profitable growth in 2012. I would also like to take this opportunity to wish Jerry every success in his future endeavors.”

“We are pleased to welcome Mr. Du to the Board. His deep knowledge of education market, strong leadership and an outstanding track record of developing and growing education business will benefit both the Company and our shareholders.”

“Noah will continue its strategic focus on growing education services and achieving profitability,” Mr. Xu remarked. “With a strong balance sheet and solid businesses, Noah is well-placed to expand its leadership in the three focused segments: pre-school, private primary and secondary education and supplementary education through organic and acquisitive growth. We remain confident in meeting our quarterly and full year guidance.”

Mr. He said, “I am proud of our accomplishments over the past two years as we have transformed Noah from an electronic device company to an education services company, which is a much more resilient business with higher visibility, and I am grateful for the support I have received from the Board of Directors, and the opportunity to work with the Company’s dedicated employees and management team. I am confident that Noah is well positioned and on a clear path to further grow its leadership in the focused education segments while unlocking values to shareholders.”

Mr. Du was the founder of Wentai Education and possesses extensive experience in investment management in education business. He holds concurrent posts as general manager of Wentai, vice president and general manager of Guangzhou Zhongda Fundamental Education Investment Management Co., Ltd. Prior to that, Mr. Du was appointed as deputy director general of committee of political and legal affairs of provincial committee and associate director of research office, among others. Mr. Du received his bachelor degree and master degree from South China Normal University.

About Noah Education Holdings Ltd.

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-19 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Contact:

Noah Education Holdings Ltd.

Lea Wu

T: +86 (755) 82889128

E: ir@noaheducation.com